
SEC MAIL PROCESSING
RECEIVED
JUL 25 2005
WASH. D.C. 192 SECTION



05062120

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2004

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __ to __

Commission File Number: 000-12033

Sony Ericsson 401(k) and Savings Plan
(Full title of the Plan)

LM Ericsson Telephone Company
(Name of the issuer of the securities held pursuant to the Plan)

S 126 25 Stockholm, Sweden V7 0000
(address of principal executive office of the issuer)

SONY ERICSSON 401(K) AND SAVINGS PLAN

TABLE OF CONTENTS

December 31, 2004

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2004 2

Statement of Changes in Net Assets Available for Benefits for the period from inception (September 1, 2004) through December 31, 2004 3

Notes to financial statements 4-8

Supplemental Schedule (Note A)

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes At End of Year 9

Signatures 10

Consent .... Exhibit 23

Note A - Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Sony Ericsson 401(K) and Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Sony Ericsson 401(K) and Savings Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the period from inception (September 1, 2004) through December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the period from inception (September 1, 2004) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2004 basic financial statements taken as a whole. The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

July 15, 2005
Dallas, Texas

SONY ERICSSON 401(K) AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004

ASSETS

Investments at fair value:		
SEI Stable Asset Fund	$ 4,249,551	*
S&P 500 Index Fund	5,639,725	*
PIMCO Total Return Fund	4,037,297	*
Strong Small Cap Value Fund	6,084,764	*
Janus Risk Managed Fund	3,456,006	*
Morgan Stanley Mid Cap Growth Fund	4,088,693	*
American Funds EuroPacific Growth Fund	4,248,132	*
American Funds Washington Mutual Fund	4,061,441	*
LM Ericsson Telephone Company Stock	14,867,702	*
JP Morgan Investment Self-Directed Accounts	155,137	
Participant Loans	706,214	
Total investments	51,594,662	
Net assets available for benefits	$ **51,594,662**	

* Denotes investments that represent 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the these financial statements

SONY ERICSSON 401(K) AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 2004) THROUGH DECEMBER 31, 2004

Transfer of net assets on September 1, 2004	$	46,373,062
Investment Income:		
Net appreciation (realized and unrealized) in fair value of investments		3,425,399
Net unrealized appreciation in fair value of Company stock		636,761
Net realized gain from sale of Company stock		169,859
Interest and other		25,671
		4,257,690
Contributions:		
Participants		1,243,241
Employer		1,285,063
Rollovers		119,654
		2,647,958
Payments:		
Benefits to participants		(1,683,548)
Administration fees		(500)
		(1,684,048)
Net Increase		51,594,662
Net assets available for benefits (beginning of period)		-
Net assets available for benefits (end of period)	$	51,594,662

The accompanying notes are an integral part of the these financial statements

NOTES TO FINANCIAL STATEMENTS

1. THE PLAN

The following description of the Sony Ericsson 401(K) and Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Prior to September 1, 2004, Sony Ericsson Mobile Communications (USA) Inc. (the "Company") participated in the Ericsson Capital Accumulation and Saving Plan (the "Ericsson Plan") under a multi-employer plan. Stemming from a decision taken during the Company's Board of Directors meeting on December 17, 2003, the Company established its own plan on September 1, 2004 and participant balances were transferred from the Ericsson Plan into the Plan. Effective September 1, 2004 the Plan is a single employer plan. The Plan is a defined contribution plan and is administered by an Administrative Committee (the "Committee").

Effective with the initial transfer on September 1, 2004, JP Morgan Chase Bank Investor Services is the Plan Trustee (the "Trustee"). The Trustee receives all participating employee (the "Participant") and Company contributions to the Plan and holds, manages, and invests the same in accordance with the investment election of each participating employee, the terms and conditions of the Plan, and the instructions and directions of the Committee. JP Morgan Retirement Plan Services is the recordkeeper for the Plan.

Participant contributions are made to the Trustee for investment each month. There are currently eleven separate funds to which Participants may direct their investments in addition to a self – directed brokerage account ("SDA"). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose these options for their contributions as well as the Company matched contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Plan's financial statements are presented using the accrual method of accounting in conformity with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. The Plan also provides options for investment in stock of LM Ericsson Telephone Company and self-directed accounts. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits.

Cash and cash equivalents

For purposes of the statement of net assets available for benefits, the Plan considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from Participants or the Company that have not been included in the Plan's investments at year end. Contribution receivables are recorded at cost, which approximates their fair value. There were no Participant or Company contributions receivable at December 31, 2004.

Valuation of investments

The Plan's investments are carried at fair value as determined by closing market prices on the last day of the Plan year. Loans are stated at cost, which approximates fair value.

Security transactions and investment income

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Realized gains or losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains or losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Upon withdrawal from the Plan, Participants invested in Company stock may elect to receive cash or Company stock. Whenever a Participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the Participants' election to take cash upon withdrawal.

Forfeitures

Company and Participants' 401(k) and savings contributions (Note 3), and the earnings thereon, are fully and immediately vested.

Expenses of the plan

Substantially all costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Loans

Loans may be granted to participants in an amount not to exceed 50% of the participant's contribution account. The maximum loan amount is $50,000 minus the participant's highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. A participant is allowed only one outstanding loan at any given time. If a participant misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a 'deemed distribution', which is taxable income to the participant. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2004 interest rates range from 5.0% - 8.5%. Loans are considered a directed investment of participant accounts and all repayments of principal and interest are invested among investment funds in accordance with the participant's current investment direction.

Termination priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the Participants' accounts and all assets held under the Plan will be held for distribution to the Participants.

The Company currently has no plans to terminate the Plan.

Benefit payments

At JP Morgan Chase, benefit payments are determined, paid and taxed to participants based upon the date the check is cut. At December 31, 2004 there were no benefit claims which had been processed and approved for payment but not yet paid.

3. PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan upon the first day of hire. At December 31, 2004, the number of active participants was 863.

Eligible Participants may contribute on a pretax basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3.5% (under age 40), 4.0% (age 40 to less than age 50), 7.0% (age 50 to less than age 55) or 10.0% (age 55 and above) of a Participant's eligible pay for employees who are not actively participating in the Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. The match may be applied to either the 401(k) contribution or to the after-tax savings contribution, or to a combination of both. All employee and employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the voice response system or the web-based JP Morgan's "Retireonline" system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L. M. Ericsson Telephone Company shares of common stock to other investment funds.

Participants may, at any time, request an in-service withdrawal in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

4. INVESTMENTS

The net appreciation (realized and unrealized) in fair value of investments for the year ended December 31, 2004 was as follows:

Registered Investment Company Funds	$	2,858,190
Common/collective Funds		567,209
	$	3,425,399

5. PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Sony Ericsson Mobile Communications (USA) Inc. Therefore, this investment qualifies as party-in-interest transactions. The Plan recorded purchases of $2,077,754 and sales of $2,848,211 of the Company's stock during the year ended December 31, 2004.

Certain plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions are currently serving as trustee and recordkeeper to the Plan and, therefore, these investments qualify as party-in-interest transactions.

6. TAX STATUS OF THE PLAN

As of December 31, 2004, the Plan has not received a determination letter from the Internal Revenue Service (the "IRS"). Plan management intends to apply for a determination letter on the Plan from the IRS during the 2005 plan year. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan. Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code ("IRC") and therefore, the trust is exempt from taxation under section 501(a).

SONY ERICSSON 401(K) AND SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2004

EIN:56-2268745
Plan Number: 001

Name and Issuer and Description		Current Value
Common Stock		
LM Ericsson Telephone Company	$	14,867,702
Value of Interest in Mutual Funds		
SEI Stable Asset Fund		4,249,551
S&P 500 Index Fund		5,639,725
PIMCO Total Return Fund		4,037,297
Strong Small Cap Value Fund		6,084,764
Janus Risk Managed Fund		3,456,006
Morgan Stanley Mid Cap Growth Fund		4,088,693
American Funds EuroPacific Growth Fund		4,248,132
American Funds Washington Mutual Fund		4,061,441
		35,865,609
JP Morgan Investment Self-Directed Accounts		155,137
Participants Loan Account		706,214
Total Investments	$	**51,594,662**

Note: Cost is not required for participant-directed investments

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Chairman of the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sony Ericsson 401(k) and Savings Plan

Date: July 22, 2005

By: /s/ Lee Hill

Lee Hill

Chairman of the Plan Administration Committee



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl Street, Suite 2000
Dallas, Texas 75201-2628
Telephone: (214) 969-7007
Fax: (214) 953-0722

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sony Ericsson 401 (k) and Savings Plan
Research Triangle Park, North Carolina

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-4813) of Ericsson Inc. of our report dated July 15, 2005 related to the financial statements and supplemental schedule of Sony Ericsson 401 (k) and Savings Plan which appears in this Form 11-K for the period ended December 31. 2004.

/s/ BDO Seidman, LLP

Dallas, Texas
July 20, 2005